BB 9/7 *

UNITED S
SECURITIES AND EXCH
Washington, I



05043818

OMB APPROVAL	
B Number:	3235-0123
ires:	January 31, 2007
imated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48560

cm 9/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmieri, Angnardo & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Towson Dr
(No. and Street)

Warren	Ohio	44483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Angnardo (330) 847-6314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter A. Foley
(Name – *if individual, state last, first, middle name*)

771 Highway 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/8/05

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Palmieri, Angnardo & Co., Inc.

Report on Statement of Financial Condition

June 30, 2005

AVAILABLE FOR PUBLIC INSPECTION

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2005

Table of Contents

Peter A. Foley CPA

CERTIFIED PUBLIC ACCOUNTANT
771 Hwy 34, Matawan, NJ 07747
Phone : (732) 290-9444 Fax: (732) 290-0521

Report of Independent Auditors

The Board of Directors of
Palmieri, Angnardo & Co., Inc.

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2005, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides the reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc., and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule *17a-5* of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 19, 2005



Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2005

Assets		
Cash and cash equivalents	$	6,608
Prepaid expenses		465
Receivables		
Brokers, dealers and clearing organizations		5,673
Others		597
Total Assets		13,343
Liabilities		
Payables:		
Brokers and dealers	$	1,725
Accrued expenses and other liabilities		472
Total Liabilities		2,197
Stockholder's equity		
Common stock - no par value, 100 shares authorized;		
100 shares issued and outstanding		11,145
Paid in capital		-
Retained Earnings		1
Total stockholder's equity		11,146
Total Liabilities and Stockholder's Equity	$	13,343

See accompanying notes

Palmieri, Angnardo & Company, Inc.

Notes to Financial Statements
June 30, 2005

1. Organization and Nature of Business

Palmieri, Angnardo & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company is a State of Ohio Corporation.

2. Significant Accounting Policies

Basis of Presentation
The Company operates its business as an introducing broker using a clearing corporation as the "Carrying broker". The carrying broker is responsible for all regulatory requirements for customer's accounts since customers of the introducing broker are considered the carrying broker's customers.

15c3-3 Exemption
The company operates under the exemptive provisions of the SEC reserve requirements for broker-dealers under Rule 15c3-3 (k)(2)(ii), since all customer transactions are cleared through **Mesirow Financial** (another broker-dealer) on a fully disclosed basis.

Statements of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (or 8 to 1 of its net capital for 12 months after commencing business as a broker or dealer)(and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). At June 30, 2005, the Company had a net capital of $11,146, which was $6,146 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.20 to 1.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2005 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 4,839	$ 1,725
Fees and commissions receivable/payable	834	-
Other-Taxes and Accrued expenses	597	472
	$ 6,270	$ 2,197

OATH OR AFFIRMATION

I, Douglas J. Palmieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmieri, Anguasso + Co., Inc, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Janet Lure

Notary Public of New Jersey

My Commission Expires September 16, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*